(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-30267

CUSIP NUMBER: 68573C

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orchid Cellmark Inc.

Full Name of Registrant

Orchid BioSciences, Inc.

Former Name if Applicable

4390 US Route One

Princeton, NJ 08540

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of a delay the Registrant and its auditors are experiencing in the completion of the audit of the Registrant’s 2005 consolidated financial statements, and the amount of internal and external audit work needed to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the Registrant has not yet filed its Annual Report on Form 10-K for the period ended December 31, 2005. The Registrant’s delay in filing its Quarterly Report on Form 10-Q for the period ended March 31, 2006 is due to the Registrant’s delay in filing its 2005 Annual Report on Form 10-K. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2006 within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raymond J. Land Senior Vice President and Chief Financial Officer	(609) (Area Code)	750-2200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be changes in its results of operations for the quarter ended March 31, 2006 as compared to the corresponding period of 2005, however, due to the delay in the filing of the Registrant’s Annual Report on Form 10-K for the period ending December 31, 2005, the Registrant is unable at this time to present a reasonable estimate of its results of operations for the quarter ended March 31, 2006.

Orchid Cellmark Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 10, 2006	By:	/s/ Raymond J. Land
Raymond J. Land Senior Vice President and Chief Financial Officer